REAL BRANDS, INC.

12 HUMBERT STREET

NORTH PROVIDENCE, RI 02911

September 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

RE: Real Brands, Inc. (the “Company”)

Gentlemen:

On June 25, 2021 the Company filed a registration statement on Form 10-12G (the “Form 10”). By letter dated July 21, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Form 10 (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.	Our Company, page 2

Please expand your disclosure of your reverse merger with CASH to describe the terms of the transactions. Also, please tell us why you have not filed this agreement as an exhibit.

Our disclosure of the reverse merger has been expanded to describe the terms of the transaction. The merger agreement has been filed as an exhibit in Amendment No. 1 to the Form 10.

2.	Overview, page 2

Please revise the first paragraph to explain your current operational status and quantify your history of losses and limited revenues.

The identified paragraph has been revised to provide the requested disclosure.

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3.	Item 2 Financial Information, page 27

In the last paragraph on this page, please quantify the "amount of capital raised in 2020 and 2021" and more specifically describe when those amounts were raised.

The Form 10 has been amended to provide the requested disclosure.

4.	Item 7 Certain Relationships and Related Transactions, and Director Independence, page 45

Please tell us what it means to have "committed to a convertible note payable related party." Also, please tell us why you have not filed this agreement and the loan agreement with your CEO as exhibits.

That phrase meant that while the loans had not been reduced to writing, the financial statements reflected the “commitment” to such loans. The loans have since been reduced to writing and the form of Note is filed herewith as an exhibit to this Form 10.

5.	Please identify the related party who represents 92% of your total sales.

Disclosure has been added to the Form 10 re the related party who represents 92% of total sales. We note that this disclosure appears the Results of Operations section under Sales Revenue, Cost of Sales and Gross Loss.

6.	Item 8 Legal Proceedings, page 46

Please expand your disclosure to explain the nature of the claims in the ATS Indian Trace case described in the first paragraph and why the company does not anticipate ever having to pay it.

The requested additional disclosure has been added to the Form 10.

7.	Report of Independent Registered Public Accounting Firm, page F-1

Please have your auditors amend their report to provide their conclusion regarding whether substantial doubt exists regarding your ability to continue as a going concern. The current wording noting "the Company... expects continuing future losses, and has stated that substantial doubt exists..." does not appear to provide your auditor's conclusion. Refer to PCAOB Auditing Standard 2415.

A revised Report has been included in Amendment No. 1 to the Form 10.

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8.       Item 13. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

We note that per your consolidated balance sheets, your balance in Cash and cash equivalents increased by approximately $156 thousand. However herein you disclose a net change in cash and cash equivalents totaling approximately $1.08 million. Please advise and amend as necessary. As part of your consideration of this discrepancy, please also address the disclosure of cash provided by investing activities for the purchase of property and equipment in the year ended December 31, 2020 given disclosure elsewhere that during the fiscal year you made $644 thousand in building improvements.

The Consolidated Statement of Cash Flows has been revised to address your comment.

The Company is aware and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

Thom Kidrin

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